SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_____________
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2021
OR
TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________
Commission file number 001-07572
A. Full title of the plan and the address of the plan, if different from that of the issuer named below: PVH Associates Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: PVH Corp., 285 Madison Avenue, New York, New York 10017

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PVH ASSOCIATES INVESTMENT PLAN

Date: July 14, 2022	By: /s/ Zachary Coughlin
Zachary Coughlin
Member of Plan Committee

ANNUAL REPORT ON FORM 11-K ITEM 4

PVH ASSOCIATES INVESTMENT PLAN

FINANCIAL STATEMENTS

December 31, 2021 and 2020

ANNUAL REPORT ON FORM 11-K ITEM 4

PVH ASSOCIATES INVESTMENT PLAN

TABLE OF CONTENTS

December 31, 2021 and 2020

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule*

Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets (Held at End of Year)	13

* Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of the PVH Associates Investment Plan and the Plan Committee for the PVH Pension Plans and the PVH Associates Investment Plans

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of PVH Associates Investment Plan (the “Plan”) as of December 31, 2021 and 2020, the related statements of changes in net assets available for benefits for the years ended December 31, 2021 and 2020, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years ended December 31, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The Form 5500 Schedule H, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ WithumSmith+Brown, PC

We have served as the auditor of the Plan since 2022.

Whippany, New Jersey
July 14, 2022
PCAOB ID Number 100

PVH ASSOCIATES INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2021 and 2020

	2021	2020
Assets

Participant-directed investments, at fair value	$ 807,171,060	$ 745,024,463
Participant-directed investments, at contract value	34,816,378	38,516,845
Total investments	841,987,438	783,541,308

Receivables:
Notes receivable from participants	8,924,815	10,753,742
Employer contributions	680,638	619,687
Total receivables	9,605,453	11,373,429

Total Assets	851,592,891	794,914,737

Net assets available for benefits	$ 851,592,891	$ 794,914,737

The accompanying notes are an integral
part of these financial statements.

PVH ASSOCIATES INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2021 and 2020

	December 31,	December 31,
	2021	2020
Additions

Investment income:
Net appreciation in fair value of investments	$ 91,375,230	$ 90,234,597
Interest and dividend income	18,825,503	8,626,941
Total investment income	110,200,733	98,861,538

Interest income on notes receivable from participants	477,626	509,638

Contributions:
Employer, net of forfeitures	14,086,987	13,117,814
Participants	35,573,099	32,744,018
Rollovers	5,077,696	4,480,249
Total contributions	54,737,782	50,342,081

Total additions	165,416,141	149,713,257

Deductions

Payments to participants	87,232,019	101,692,441
Administrative expenses	19,067	144,516
Total deductions	87,251,086	101,806,957

Net increase in net assets available for benefits before transfer	78,165,055	47,906,300

Transfers (See Note 1)

Transfer out to Fidelity Investments	21,895,724	-
Transfer in from Executive Life Insurance Company of New York	408,823	-

Net increase in net assets available for benefits after transfers	56,678,154	47,906,300
Net assets available for benefits at beginning of year	794,914,737	747,008,437

Net assets available for benefits at end of year	$ 851,592,891	$794,914,737

The accompanying notes are an integral
part of these financial statements.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2021 and 2020

1.    Description of the Plan

The following description of the PVH Associates Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering salaried or hourly clerical, warehouse, distribution, and United States retail field employees of PVH Corp. (the “Company”) who are at least age 21 or older, have completed the earlier of at least three consecutive months of service and are regularly scheduled to work at least 20 hours per week or have completed at least 1,000 hours of service during the first 12 months of employment or in any subsequent calendar year. Residents of Puerto Rico, non-resident aliens and associates whose principal terms and conditions of employment are subject to the provisions of a collective bargaining agreement which does not provide for active participation in the Plan are excluded. The Plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Plan Amendments

In September 2021, the Plan adopted the following amendments.

Effective January 1, 2022, a part-time associate will be eligible to become a participant in the Plan after completion of at least 500 hours of service in their first employment year or during any subsequent calendar year and having attained the age of 21. However, a part-time associate is not eligible to receive Company contributions until they complete 1,000 hours of service in a calendar year.

Effective January 1, 2022, the Company will make an automatic employer contribution of 3.5% of eligible compensation on behalf of each eligible participant who is hired or rehired by the Company on or after January 1, 2022. The automatic employer contribution is intended as a substitute for pension accruals under the Company’s consolidated pension plan, which was closed to employees hired or rehired after December 31, 2021.

Effective January 1, 2022, participants can make after-tax non-Roth contributions to the Plan, subject to Internal Revenue Service (“IRS”) limits. The Company will not match such contributions.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

CARES Act

During 2020, the Plan was amended to adopt several provisions of the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act. The relief provisions allow eligible individuals to receive coronavirus-related distributions, increase available loan amounts, defer loan repayments, suspend required minimum distributions and delay the commencement date for required minimum distributions. Distributions related to the CARES Act during the year ended December 31, 2020 were $14,727,437. The CARES Act relief expired December 30, 2020.

Pentland Employees and Plan Transfer Out

The Company sold its Speedo North America (“Speedo”) business to the Pentland Group PLC (“Pentland”) on April 6, 2020.  Upon the closing of the transaction, U.S.-based employees who were engaged primarily in the Speedo business terminated their employment with the Company, became 100% vested in the Plan and any of their investments in the PVH Corp. stock fund were transferred to other investment options. Effective with the Speedo sale, the Plan was amended to allow unaffiliated entities to adopt the Plan as participating employers.  The Company approved Pentland as a participating employer and effective April 6, 2020, the Plan included the former Company employees affected by the sale who were Pentland employees as well as any new U.S.-based Pentland employees. Pentland employees in the Plan were subject to all of its terms, except that they could not invest in the PVH Corp. stock investment option, which is reserved for Company employees. All Pentland employee balances, totaling $21,895,724, were transferred out of the Plan to a 401(k) plan at Fidelity Investments sponsored by Pentland, effective October 4, 2021.

Plan Transfer In

The Plan received a transfer in on March 23, 2021 from the Executive Life Insurance Company of New York estate as a final settlement of a guaranteed investment contract for $408,823. The proceeds were applied to the forfeiture account and are subject to restoration and allocation to any former participant who is determined to be entitled to a portion of such proceeds.

Trustee and Recordkeeper

The Plan’s recordkeeper and trustee services are Empower Retirement and Great-West Trust Company, respectively.

Participant Contributions

Participants may make pre-tax contributions and/or after-tax Roth contributions to the Plan through payroll deductions. Total contributions may not exceed the lesser of 75% of the participant's eligible annual compensation or the IRS allowed maximum of $19,500 for 2021 and 2020, plus an additional $6,500 for 2021 and 2020, for participants age 50 and over by the end of the Plan year.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Participants are automatically enrolled on the first of the month following the completion of three consecutive months of service with a before-tax base pay contribution rate of 3% unless they affirmatively elect not to participate in the Plan or elect to contribute at a different rate. Contributions for an automatically enrolled participant are invested in the qualified default investment alternative designated by the Plan administrator, until changed by the participant. In addition, each participant who is automatically enrolled in the Plan will be enrolled in the annual automatic increase program at a rate of 1% and capped at 10%.

Employer Contributions

The Company matches 100% of the first 1% of eligible compensation that a participant contributes to the Plan, plus 50% of the next 5% of eligible compensation contributed by the participant. To ensure that participants receive the maximum Company match under the Plan’s contribution provisions, the Company makes an additional “true-up” contribution to all participant accounts who did not receive the full match amount to which they are entitled.  True-up contributions are included in employer contributions receivable and are made in the following plan year prior to the Company’s tax filing date. The true-up contribution due to the Plan at December 31, 2021 and 2020 was $680,638 and $619,687, respectively.
Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings. Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company contributions.

Vesting

Amounts attributable to participant contributions and the allocated earnings thereon are immediately vested. All participants become 100% vested in Company contributions and the allocated earnings thereon after two years of service. Upon death, permanent disability, or reaching age 65, participants or their beneficiaries become 100% vested in Company contributions.

Investment Options

    Upon enrollment in the Plan, a participant may direct employee and Company contributions into any of the various investment options. Participants, with the exception of Pentland employees after April 6, 2020, may contribute a maximum of 25% of contributions in PVH Corp. common stock.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Notes Receivable from Participants

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant’s highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant’s account. Interest is fixed for the term of the loan at the prime rate plus 1%. Loan repayments are made through payroll deductions, which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence. Upon termination of employment, a participant is given 90 days to repay the loan in full or to establish loan repayments through an ACH debit origination before it is considered to be in default. Delinquent loans are considered to be distributions based on the terms of the Plan document. Notes receivable from participants are measured as the unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2021 and 2020.

At December 31, 2021, outstanding notes receivable from participants totaled $8,924,815, with maturity dates through 2036 at interest rates ranging from 4.25% to 8.75%.

Forfeitures

Company contributions made on behalf of non-vested or partially vested employees who have terminated employment are retained by the Plan and are used to reduce the Company’s future matching contributions. In 2021 and 2020, forfeitures of $453,649 and $359,300, respectively, were used by the Plan to reduce the Company’s matching contributions. At December 31, 2021 and 2020, cumulative forfeited non-vested accounts totaled $1,050,933 and $612,923, respectively.

Payment of Benefits

Participants electing final distributions will receive payment in the form of a lump sum amount or installment payments equal to the value of their vested account unless the participant notifies the Company of their intent to receive all or a portion of their investment balance in PVH Corp. common stock in the form of shares.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

2.     Significant Accounting Policies

    Basis of Accounting

The accompanying financial statements of the Plan were prepared using the accrual basis of accounting.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities therein, and disclosures of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Administrative Expenses

In general, costs and expenses of administering the Plan are paid and absorbed by the Plan or the Company. The Plan's administrative expenses may be paid for through offsets and/or payments associated with one or more of the Plan's investment options. Investment management or related fees associated with certain investment fund options are paid by participants.

Investments

Investments are recorded in the accompanying financial statements at fair value as disclosed in Note 4, except for the investment fund stated at contract value, as disclosed in Note 5. All assets of the Plan are held by the trustee and are segregated from the assets of the Company.

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Reclassifications
Certain amounts from 2020 financial statements have been reclassified in order to conform to the 2021 presentation. Investments have been reclassified to classify amounts reported at fair value and amounts reported at contract value as described in Note 5. Additionally, certain fund investments were determined to have readily determinable fair values and moved into the fair value table presented in Note 4.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

3.     Party-In-Interest Transactions

Plan assets are invested in PVH Corp. stock directly. The Company is the Plan sponsor, therefore transactions involving the Company’s stock qualify as party-in-interest transactions. During the year ended December 31, 2021, the Plan purchased 13,192 and sold 37,581 shares of the Company’s common stock and received $12,510 during 2021 from the Company as payment of dividends on its common stock. During the year ended December 31, 2020, the Plan purchased 24,536 and sold 52,284 shares of the Company’s common stock and received $15,722 from the Company as payment of dividends on its common stock. Certain legal and accounting fees, and administrative expenses relating to the maintenance of participant eligibility records are paid by the companies participating in the Plan, and accordingly, are not included in the financial statements of the Plan. Additionally, notes receivable from participants also qualify as exempt party-in-interest transactions.

4.     Fair Value Measurements

The Financial Accounting Standards Board defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date. The guidance establishes a three level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of the hierarchy are defined as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 – Observable inputs other than quoted prices included in Level 1, including quoted prices for identical assets or liabilities in inactive markets, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability, and inputs derived principally from or corroborated by observable market data.

Level 3 – Unobservable inputs reflecting the Plan’s own assumptions about the inputs that market participants would use in pricing the asset or liability based on the best information available.

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. There were no transfers between levels in the years ended December 31, 2021 or 2020.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

The following tables set forth the financial assets of the Plan by level within the fair value hierarchy, as of December 31, 2021 and 2020:

		Fair Value Measurements at
		December 31, 2021
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

PVH Corp. common stock(1)	$ 35,428,627	$ 35,428,627	$ -	$ -
Mutual funds(2)	306,383,635	306,383,635	-	-
Common collective trust funds(3)	465,358,798	-	465,358,798	-

Total investments measured at fair value	$807,171,060	$341,812,262	$465,358,798	$ -

		Fair Value Measurements at
		December 31, 2020
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

PVH Corp. common stock(1)	$ 35,695,784	$ 35,695,784	$ -	$ -
Mutual funds(2)	285,267,282	285,267,282	-	-
Common collective trust funds(3)	424,061,397	-	424,061,397	-

Total investments measured at fair value	$745,024,463	$320,963,066	$424,061,397	$ -

(1)    Valued at the closing price of PVH Corp. common stock as determined by the closing price in the active market in which the securities are traded.

(2)    Valued at the net asset value (“NAV”) of the fund(s), as determined by the closing price in the active market in which the individual fund is traded.

(3)    Valued at the NAV of the fund as determined and published daily by the fund family. Funds are redeemable on a daily basis at the NAV without restriction.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

5.    Stable Value Fund

    The Plan holds an investment in a Wells Fargo Stable Value Fund (the “Fund”) that meets the fully benefit-responsive investment contract (“FBRIC”) criteria and, therefore, is reported at contract value. Contract value is equal to a participant’s principal balance plus any accrued interest and is the relevant measure for FBRICs because this is the amount received by participants when they initiate permitted transactions under the terms of the Plan.

The Fund seeks to provide participants with a moderate level of stable income without principal volatility. The Fund invests wholly in Wells Fargo Stable Value Fund G which invests in investment contracts and security-backed contracts. An investment contract is a contract issued by a financial institution to provide a stated rate of return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics to a traditional investment contract and is comprised of two parts: the first part is a fixed-income security or portfolio of fixed income securities and the second part is a contract value guarantee (wrapper) provided by a third party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor interest crediting rate and the return of fully accrued contract value at maturity.

The yield earned by the Fund at December 31, 2021 and 2020 was 1.90% and 0.64%, respectively. This represents the annualized earnings of all investments in the Fund, including all the earnings recorded at the underlying collective trust funds, divided by the fair value of all investments in the Fund at December 31, 2021 and 2020, respectively. The yield earned by the Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund at December 31, 2021 and 2020 was 1.30% and 2.20%, respectively. This represents the annualized earnings credited to participants in the Fund, divided by the fair value of all investment in the Fund at December 31, 2021 and 2020, respectively.

Plan participant-initiated withdrawals from the Fund are honored at any time without penalty unless payments are being delayed to all Fund unit holders under certain circumstances, such as credit defaults and impairment of underlying assets and certain Company events such as significant restructuring of operations or large scale layoffs, which are not probable of occurring. Company-initiated withdrawal from the Fund requires a twelve month notification period.

6.    Risks and Uncertainties

    The Plan invests in various investment securities, including the Company’s stock. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

7.     Income Tax Status

The IRS has determined and informed the Company by a letter dated April 25, 2017, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Although the Plan has been amended since receiving the IRS letter, the Plan administrator believes that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. There are no uncertain tax positions taken or expected to be taken by the Plan. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress.

8.     Subsequent Events

    The Company has evaluated all subsequent events from the statement of net assets available for plan benefits date through the date the financial statements were issued and no events were noted which warrant adjustments to, or disclosure in the financial statements.

SUPPLEMENTAL SCHEDULE

EIN: 13-1166910
Plan No: 007
PVH ASSOCIATES INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i--SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2021

(a)	(b)	(c)		(e)
	Identity of issuer, borrower,	Description of investment including maturity date, rate of	(d)	Current
	lessor or similar party	interest, collateral, par or maturity value	Cost	value

	Common Stock
*	PVH Corp.	PVH Corp. Common Stock; 332,195.289 shares	**	$35,428,627

	Mutual Funds
	Dodge & Cox	Dodge & Cox stock fund; 106,871.524 shares	**	26,211,310
	Dimensional Fund Advisors	DFA U.S. Targeted Value Portfolio Institutional; 659,471.401 shares	**	19,916,067
	American Funds	EuroPacific Growth Fund R5; 386,018.775 shares	**	24,963,834
	Metropolitan West	Metropolitan West Total Return Bond M Fund; 1,635,506.918 shares	**	17,843,380
	T. Rowe Price	T. Rowe Price Blue Chip Growth; 396,206.270 shares	**	70,453,399
	The Vanguard Group	Vanguard Extended Market Index; 40,448.369 shares	**	5,610,189
	The Vanguard Group	Vanguard Institutional Index Fund; 205,017.052 shares	**	83,193,870
	The Vanguard Group	Vanguard Total Bond Market Index Institutional; 900,331.279 shares	**	10,074,707
	The Vanguard Group	Vanguard Total International Stock Index Institutional; 75,343.630 shares	**	10,304,749
	William Blair Funds	William Blair Small-Mid Cap Growth I; 1,089,059.042 shares	**	37,812,130

	Collective Funds
	The Vanguard Group	Vanguard Institutional Target Retirement 2015; 131,791.018 shares	**	5,569,488
	The Vanguard Group	Vanguard Institutional Target Retirement 2020; 465,835.795 shares	**	20,981,244
	The Vanguard Group	Vanguard Institutional Target Retirement 2025; 1,142,331.406 shares	**	53,255,490
	The Vanguard Group	Vanguard Institutional Target Retirement 2030; 1,676,639.288 shares	**	79,573,300
	The Vanguard Group	Vanguard Institutional Target Retirement 2035; 1,483,870.825 shares	**	73,288,380
	The Vanguard Group	Vanguard Institutional Target Retirement 2040; 1,281,795.503 shares	**	66,855,516
	The Vanguard Group	Vanguard Institutional Target Retirement 2045; 1,190,038.534 shares	**	63,916,970
	The Vanguard Group	Vanguard Institutional Target Retirement 2050; 953,212.349 shares	**	51,616,449
	The Vanguard Group	Vanguard Institutional Target Retirement 2055; 479,501.194 shares	**	34,773,426
	The Vanguard Group	Vanguard Institutional Target Retirement 2060; 220,894.206 shares	**	12,637,358
	The Vanguard Group	Vanguard Institutional Target Retirement 2065; 44,640.580 shares	**	1,572,688
	The Vanguard Group	Vanguard Retirement Income Trust II; 30,148.258 shares	**	1,318,488

	Stable Value Fund
	Wells Fargo Funds	Wells Fargo Stable Value Class U; 636,962.659 shares	**	34,816,379

		Total investments		$841,987,438

*	Participant Loans	Participant notes receivable maturing at various dates through 2036
		and bearing interest at rates from 4.25% to 8.75%	-0-	$ 8,924,815

* Party-in-interest
** Cost information is not required for participant-directed investments and therefore is not included.

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Registered Public Accounting Firm